GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

220 WEST 42ND STREET, 21ST FLOOR

NEW YORK, NEW YORK 10036

TELEPHONE: (212) 730-8133          FACSIMILE: (877) 881-3007

January 17, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman

Katherine	Wray

Re:	Synacor, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-178049

Dear Mr. Shuman and Ms. Wray:

Synacor, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (as amended, the “Registration Statement”), together with certain exhibits thereto. Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 5 and (ii) three hard copies of Amendment No. 5 which are marked to show changes against Amendment No. 1 to Registration Statement filed on December 22, 2011.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated January 13, 2011 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the January 13, 2011 letter in italicized print, and the Company’s responses are provided below each comment.

Risk Factors

“Any claims from a third party that we are infringing...,” page 20

1.	We note that you have added disclosure to this risk factor indicating that claims of intellectual property infringement have in the past resulted in you or your customers having to enter into licenses with the claimants and have caused you to incur additional costs or reduced revenues. Please indicate, and quantify if material, the extent of these additional costs or reduced revenues for recent fiscal periods so that potential investors may better understand the scope of the risk described.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company revised its disclosure on page 22 of the Registration Statement.

Securities and Exchange Commission

January 17, 2012

Business

Customers, page 79

2.	The disclosure in this section names three of the company’s significant platform customers and discloses the aggregate amount of revenues attributable to them for recent periods. As expressly noted, this disclosure includes as revenues attributable to these three customers not only subscription-based revenue earned directly from such customers, but also search and display revenue from advertisers generated from consumers’ use of these customers’ websites on your platform. We note from your disclosure on page F-9 that subscriber-based revenue earned directly from one of your platform customers accounted for 14% of your 2010 revenues. It appears that you should specifically identify in Business this platform customer if its loss would be materially adverse to Synacor, given that direct sales to the customer exceeded 10% of the company’s revenues for the most recent fiscal year for which financial statements have been provided. Refer to Item 101(c)(1)(vii) of Regulation S-K. With respect to your response to our related prior comment 22, please note that confidential treatment is not appropriate for disclosure required by Item 101 of Regulation S-K.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company revised its disclosure on page 82 of the Registration Statement.

3.	We note the brief description in this section of your “typical” customer contract. Please revise to ensure that you provide a materially-complete description of the specific terms of each of the customer contracts filed as exhibits to the registration statement, including your agreements with CenturyLink, Charter, and Toshiba, in each case to the extent material to an understanding of your business.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company revised its disclosure on pages 82 and 83 of the Registration Statement.

Management

Compensation Discussion and Analysis

Compensation-Setting Process

Peer Group and Market Data, page 93

4.	The revised disclosure provided in response to prior comment 25 states in part that the peer group identified by your compensation consultant “includes companies that are larger or have significantly more annual revenue than Synacor has.” This disclosure could be read to suggest that the peer group also includes companies that are smaller or have less revenue than Synacor. As requested in our prior comment, please tell us supplementally how Synacor’s annual revenues compare to the peer companies identified, and if Synacor’s revenues are at or near the bottom of the range of the companies identified, please clarify this in your disclosure.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company revised its disclosure on pages 97 and 98 of the Registration Statement.

Securities and Exchange Commission

January 17, 2012

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Artwork

The Company is supplementally providing as Annex 1 to the courtesy copy of this letter the graphics it intends to use for the cover of the prospectus.

Reordering of ‘The Synacor Solution’ and ‘Our Strengths’

To aid the Staff’s review, the Company supplementally advises the Staff that the changes reflected in the sections entitled “The Synacor Solution” and “Our Strengths” in both the Prospectus Summary on pages 3 and 4 and the Business section on pages 75 and 76 are the results of re-ordered bullet points, not the result of new or changed disclosure.

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Securities and Exchange Commission

January 17, 2012

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Please do not hesitate to contact me at (212) 430-3150 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Brian Hutchings
Brian Hutchings, Esq.

cc:	Ronald N. Frankel, Synacor, Inc.
William J. Stuart, Synacor, Inc. Steven L. Grossman, Esq., O’Melveny & Myers, LLP